

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2020

Joshua T. Brumm
President and Chief Executive Officer
Dyne Therapeutics, Inc.
830 Winter Street
Waltham, MA 02451

Re: Dyne Therapeutics, Inc.
Draft Registration Statement on Form S-1
Submitted July 23, 2020
CIK No. 0001818794

Dear Mr. Brumm:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted July 23, 2020

Prospectus summary
Overview, page 1

1.   Please revise the "Overview" section on page 1 to highlight that your operations are preclinical in nature.

Our portfolio, page 3

2.   We note the inclusion of your Cardiac/Metabolic programs in your pipeline table on page 3. Given the status of development and the limited disclosure on page 116 regarding these

programs, it seems premature to highlight these programs prominently in your Summary pipeline table. Accordingly, please revise to remove these programs from the Summary table or advise.

Our strategy, page 4

3.   We note your disclosure on page 5 that your strategy is to "rapidly" advance your lead programs in DM1, DMD and FSHD to clinical proof-of-concept and approval. Please revise these statements and any similar disclosure to remove any implication that you will be successful in commercializing your programs in a rapid or accelerated manner as such statements are speculative.

Use of proceeds, page 85

4.   Please revise to disclose the approximate amount of proceeds that you intend to allocate toward each of the programs you identify in the Summary pipeline table. In your revised disclosure, please indicate how far the proceeds from the offering will allow you to proceed with the continued development of each of your programs.

Business, page 113

5.   Please revise the prospectus to remove any statements that suggest the safety and efficacy of your platforms, as these determinations are the exclusive authority of the FDA or other regulators. For example, we note your statements that in murine and non-human primate studies, you have "effectively delivered" antisense oligonucleotides and phosphorodiamidate morpholino oligomers to genetic targets within muscle tissue resulting in "durable, disease-modifying, functional benefit" across multiple indications and disease models, and that your proprietary Fabs are engineered to bind to TfR1 to enable targeted "effective delivery" of nucleic acids.

Clinically validated linker, page 114

6.   Please provide support for your statement that the Val-Cit linker has been clinically validated as safe and effective in approved products.

Our strategy, page 117

7.   We note the following statement: "If our clinical trials are successful, we plan to meet with regulatory authorities to discuss expedited regulatory approval strategies." Please remove this statement from the prospectus, as it implies that expedited approval may be obtained, which is not within the company's control or known at this time.

Myotonic dystrophy type 1 (DM1), page 125

8.   The illustration provided on page 125, the second figure on page 129, and the image on page 133 contains text that is illegible. Please revise accordingly.

Intellectual Property, page 143

9.   For the patent applications disclosed on page 144, please revise to provide the identification of all applicable jurisdictions where patents applications are pending.

License agreement with the University of Mons, page 147

10. Please disclose when the latest to expire patent is scheduled to expire.

Financial Statements
Commitments and contingencies
Other contractual obligations, page F-25

11. We note your disclosure of your agreement with University of Mons on page 147. Please revise your filing to disclose the material terms of the agreement, such as a description of any significant milestones and anticipated patent expiration dates.

General

12. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

You may contact Eric Atallah at 202-551-3663 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Laura Crotty at 202-551-7614 or Jeffrey Gabor at 202-551-2544 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Stuart M. Falber, Esq.